UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-38857

China xiangtai food co., ltd.

(Translation of registrant’s name into English)

375 Park Ave, Fl 1502

New York NY 10152

T: 347-556-4747

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On May 1, 2022, SonicHash LLC, a subsidiary of China Xiangtai Food Co., Ltd., entered into a hosting agreement (the “Hosting Agreement”) with a hosting service provide (the “Hosting Partner”), pursuant to which SonicHash LLC will deliver Bitcoin mining equipment to the Hosting Partner’s facilities in the State of Georgia and the Hosting Partner will provide electricity, internet and other maintenance services to maintain the operation of the mining equipment. The Hosting Agreement is for a term of one year from execution and can be extended at any time upon agreement of both parties. If either party has material breach of the Hosting Agreement and fails to cure with 30 days after such breach, the non-breaching party can terminate the Hosting Agreement. The service fee is estimated to be $295,082 per month. SonicHash LLC has paid a deposit in the amount of $741,585 pursuant to the Hosting Agreement and such deposit will be returned to SonicHash LLC within 7 days after all the mining equipment is removed from the facilities.

The foregoing reference of the Hosting Agreement is qualified in the entirety by reference to the complete text of the English translation of the Hosting Agreement, which is filed as Exhibit 10.1 to this report on Form 6-K and is incorporated by reference herein.

Attached as Exhibit 99.1 is the registrant’s press release of May 5, 2022, entitled, “China Xiangtai Food Co., Ltd. Announces New Alliance to Secure 6.1 Megawatt Cryptocurrency Mining Capacity and Initial Deployment of 868 miners in Georgia, U.S.”

Attached as Exhibit 99.2 is the registrant’s press release of May 6, 2022, entitled, “China Xiangtai Food Co., Ltd. to Participate in the Upcoming Sidoti & Co. May Micro Cap Virtual Investor Conference.”

Exhibit Index

Exhibit No.	Description
10.1	English translation of the Hosting Agreement, dated May 1, 2022
99.1	China Xiangtai Food Co., Ltd. Announces New Alliance to Secure 6.1 Megawatt Cryptocurrency Mining Capacity and Initial Deployment of 868 miners in Georgia, U.S., dated May 5, 2022
99.2	China Xiangtai Food Co., Ltd. to Participate in the Upcoming Sidoti & Co. May Micro Cap Virtual Investor Conference, dated May 6, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2022	CHINA XIANGTAI FOOD CO., LTD.

	By:	/s/ Lucas Wang
	Name:	Lucas Wang
	Title:	Chief Executive Officer and Chairman of the Board